PACIFIC CORPORATE TRUST COMPANY

625 HOWE ST, 10TH FLOOR
VANCOUVER, BC V6C 3B8
Phone: 604-689-9853
Fax: 604-689-8144

April 14, 2005

B.C. Securities Commission
Executive Director
701 W Georgia St., 9th Floor
Vancouver, BC V7Y 1L2

Dear Sirs\Mesdames:

RE:	NORTHERN ORION RESOURCES INC. (the "Company")
MAILING ON APRIL 14, 2005

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all registered shareholders of the Company. However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

•	Information Circular
•	Notice of Meeting
•	Proxy
•	Annual Financial Statements for the Year Ending 2004/12/31
•	Management Discussion and Analysis
•	Financial Statement Request Form (ISSUER)

We further confirm that the material was shipped on the above mentioned date to Intermediaries or their agent(s) that received the Company’s request for beneficial ownership information and responded.

We are providing this letter to you as agent for the Company in compliance with regulations under applicable legislation.

Yours truly,
PACIFIC CORPORATE TRUST COMPANY

GINNA CALDWELL

"GINNA CALDWELL"

cc: Toronto Stock Exchange	cc: NORTHERN ORION RESOURCES INC.
cc: Alberta Securities Commission	cc: DUMOULIN BLACK LLP (11TH FLR)
cc: Saskatchewan Financial Services Division	cc: DELOITTE & TOUCHE
cc: Manitoba Securities Commission
cc: Ontario Securities Commission
cc: Quebec - Autorite des marches financiers
cc: Nova Scotia Securities Commission
cc: New Brunswick, Securities Administration Branch
cc: Securities Commission of Newfoundland and Labrador
cc: Prince Edward Island, Securities Office
cc: Yukon Registrar of Securities
cc: Northwest Territories, Registrar of Securities
cc: US Securities and Exchange Commission